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06012411

5 April 2006

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") up to 31 March 2006, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") up to 29 March 2006.

Yours truly

Carol Au
Manager, Legal

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

encl

SEC Mail Processing
Wash. D.C.

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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- SING LUN HOLDINGS LIMITED
- SINGAMAS CONTAINER HLDGS LTD
- SINGAPORE AIRLINES LTD
- SINGAPORE AIRPORT TRML SVCSLTD
  - Mar 31 2006 MISCELLANEOUS :: CHANGE OF COMPANY SECRETARY
  - Mar 24 2006 MISCELLANEOUS :: SATS EXPANDS INTO QINGDAO LIUTING INTERNATIONAL AIRPORT
  - Mar 14 2006 MISCELLANEOUS :: OPERATING DATA FOR FEBRUARY 2006
  - Mar 14 2006 MISCELLANEOUS :: SATS OPERATING DATA FOR FEBRUARY 2006
  - Mar 03 2006 MISCELLANEOUS :: ANNOUCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
  - Feb 24 2006 MISCELLANEOUS :: QAS AND SATS SIGN COLLABORATION AGREEMENT
  - Feb 15 2006 MISCELLANEOUS :: OPERATING DATA FOR JANUARY 2006
  - Feb 02 2006 THIRD QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
  - Feb 01 2006 MISCELLANEOUS :: NEWS RELEASE - COLLABORATION AGREEMENT WITH PAKISTAN INTERNATIONAL AIRLINES (PIA)
  - Jan 18 2006 MISCELLANEOUS :: OPERATING DATA FOR DECEMBER 2005

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Announcements

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	31-Mar-2006 17:07:14
Announcement No.	00038

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Change of Company Secretary
Description	Singapore Airport Terminal Services Limited (the "Company") wishes to announce that Annabelle Yip Wai Ping has resigned as Company Secretary of the Company, and Shireena Johan Woon has been appointed as Company Secretary of the Company, both with effect from 1 April 2006.
Attachments:	Total size = **0** (2048K size limit recommended)

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	24-Mar-2006 19:06:55
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SATS Expands Into Qingdao Liuting International Airport
Description	
Attachments:	SATS_PressRelease_Qingdao_240306.pdf Total size = **99K** (2048K size limit recommended)

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青岛流亭国际机场
QINGDAO LIUTING INTERNATIONAL AIRPORT

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SATS EXPANDS TO QINGDAO LIUTING INTERNATIONAL AIRPORT

Singapore, 24 March 2006 - Singapore Airport Terminal Services Limited ("SATS") and China Aviation Qingdao Liuting Airport ("CAQLA") today signed an agreement to form an equity joint venture company in the People's Republic of China ("PRC"), to be called "Qingdao Airport Cargo Service Co., Ltd." (the "JVC"), to provide cargo handling services (including express courier, freight and mail handling) to domestic and international airlines at Qingdao Liuting International Airport ("QLIA"), the main commercial airport of Shandong Province in the PRC.

The initial term of the joint venture ("Term") shall be 30 years, commencing on the date of issuance of the Business Licence of the JVC.

CAQLA and SATS will initially hold stakes of 51% and 49% respectively in the JVC, to be adjusted should a third shareholder be subsequently admitted to the JVC.

CAQLA's proportionate capital contribution will be via transfer to the JVC of the land use rights in the existing cargo terminal at the airport currently operated by them, together with the land on which it is located and land for the future expansion of cargo terminal facilities, as well as cargo handling equipment and systems and other movable assets that the JVC will utilise for its business. SATS' proportionate capital contribution will be in cash.

The JVC's total initial registered capital will be RMB 78.48M (approximately SGD 15.85M), subject to adjustment if necessary after valuation by an independent evaluation firm jointly appointed by the parties and confirmation by the Chinese authorities, of the value of CAQLA's non-cash contribution.

"This joint venture marks another significant move for SATS towards boosting its investments overseas and establishing itself as a leading airport ground handling player in the Asia-Pacific region. We are delighted to work with CAQLA, QLIA and the Qingdao Municipal People's Government in this joint venture, and look forward to playing our part to support the strong cargo business growth at the Airport," said Mr Ng Chin Hwee, President & CEO of SATS.

"Through our partnership with SATS, we aim to provide a world-class facility that will position Qingdao as a premier air cargo hub and encourage further trade in the Shandong region," said Mr Hu Shao Jun, Vice Mayor, Qingdao Municipal People's Government.

The JVC will take over the operations of the existing cargo terminal (with a handling capacity of 94,000 tonnes per annum) as well as construct and operate a new international cargo terminal with an initial annual handling capacity of 60,000 tonnes, resulting in a total handling capacity of 154,000 tonnes per annum.

The parties intend, at a later stage to be agreed between them, to extend the services provided by the JVC to include apron and technical ramp handling services, including aircraft interior cleaning, at the airport.

The joint venture has no material financial impact on SATS in terms of earnings per share or net tangible assets per share.

About Singapore Airport Terminal Services Limited ("SATS")

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans more than 20 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

About Qingdao Liuting International Airport ("QLIA")

Qingdao Liuting International Airport is the main commercial airport in the Shandong Province in the People's Republic of China. It has been highly commended by the CAAC East China Regional Administration and the Qingdao Municipal People's Government for maintaining a high standard of operations.

Ranked as the 13th busiest airport in China in terms of cargo/mail throughput, the airport achieved a cargo/mail throughput of 89,100 tonnes in 2005. Over the past 5 years, it has registered a compounded annual growth rate of 25% in terms of cargo/mail handled.

For more information on QLIA, please visit www.qdairport.com

青岛流亭国际机场
QINGDAO LIUTING INTERNATIONAL AIRPORT

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For further information, please contact:

Mah Tze Chiang
Singapore Airport Terminal Services Limited (SATS)
Tel: (65) 6541 8200
Fax: (65) 6541 8204
Mobile: (65) 9047 7400
Email: tzechiang_mah@singaporeair.com.sg

Or

Wang Jian Hong
Qingdao Liuting International Airport (QLIA)
Direct: (86) 532 8378 2061
Fax: (86) 532 8378 2060
Email: taojqc@sohu.com

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	14-Mar-2006 19:42:09
Announcement No.	00098

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for February 2006
Description	
Attachments:	SATS-OperatingData-Feb2006.pdf Total size = **88K** (2048K size limit recommended)

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This is the SATS operating data for February 2006.

	February 2006	February 2005	% change
Unit Services Handled ('000)	6.28	6.30	- 0.2
Flights Handled ('000)	6.49	6.39	+ 1.6
Cargo/Mail Processed ('000 tonnes)	112.31	102.86	+ 9.2
Passengers Handled ('M)	2.13	1.90	+ 11.8
Unit Meals Produced ('M)	1.47	1.39	+ 5.3
Gross Meals Produced ('M)	1.84	1.75	+ 5.1

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices, except for Unit Services Handled, grew in February 2006 compared to the same period last year. The growth in flights and passengers handled is primarily due to the strong business growth of the Low-Cost Carriers (LCCs).

Cumulatively, with one remaining month of the financial year to go, operating indices look set to reach record levels.

	11-month Cumulative (Apr 05 - Feb 06)	Highest 12-month (FY) Cumulative Ever	
Unit Services Handled ('000)	75.86	78.39	(FY 04-05)
Flights Handled ('000)	76.80	76.09	(FY 04-05)
Cargo/Mail Processed ('000 tonnes)	1,349.95	1,436.51	(FY 02-03)
Passengers Handled ('M)	24.96	25.27	(FY 04-05)
Unit Meals Produced ('M)	17.61	18.74	(FY 00-01)
Gross Meals Produced ('M)	22.13	23.53	(FY 04-05)

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418200
Fax: 65-65418204

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	03-Mar-2006 18:50:37
Announcement No.	00099

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Annoucement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	
Attachments:	SATS_MTN.pdf Total size = **129K** (2048K size limit recommended)

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To Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way,
DBS Building Tower 1, #36-02
Singapore 068809
Investment Banking - Trust Services
Att'n: Ms Ong Yim Lye/Mr Dinesh Menon

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 26 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 30 December 2005:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate; and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

(x)

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Dated: 16 January 2006

Edmund Cheng Wai Wing
Chairman

Chew Choon Seng
Deputy Chairman

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	24-Feb-2006 17:28:30
Announcement No.	00091

>> Announcement Details
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Announcement Title *	QAS AND SATS SIGN COLLABORATION AGREEMENT
Description	
Attachments:	SATS_and_QAS_Press_Release.pdf Total size = **88K** (2048K size limit recommended)

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QATAR AVIATION SERVICES
الشركة القطرية لخدمات الطيران

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QAS AND SATS SIGN COLLABORATION AGREEMENT

FOR DOHA INTERNATIONAL AIRPORT GROUND HANDLING OPERATIONS

Singapore, *24 February 2006* – Qatar Aviation Services Company (QAS) and Singapore Airport Terminal Services Limited (SATS) today entered into a broad-based collaboration agreement.

QAS, a subsidiary of award-winning Qatar Airways, is the principal ground handling operator at Doha International Airport (DIA), Qatar, providing comprehensive ground handling services there, including passenger, apron, technical ramp, baggage and cargo handling services, together with ground support equipment maintenance.

QAS is engaging SATS to provide it with management services at DIA under a two-year collaboration agreement. The services will be provided in the areas of process re-engineering, performance measurement, planning, training and review of systems and procedures, for QAS's ground handling operations at DIA.

This collaboration with QAS follows a number of high-level political contacts between Singapore and Qatar to explore new business opportunities.

QAS and Qatar Airways Chief Executive Officer Mr Akbar Al Baker said: "We are very pleased to enter into this collaboration. SATS has an established and well-deserved reputation for being an excellent ground handling service provider. This is another step forward in Qatar Airways' strategy to provide our passengers with the finest levels of service, not only in the air, but also on the ground.

"We expect that this collaboration with SATS will improve the quality of our ground service product and enhance Doha International Airport's status as a premier airport hub in the Middle East region."

Qatar Airways already use SATS for all its ground handling operations at Singapore Changi International Airport, where the airline flies to seven times a week non-stop from Doha.

Mr Ng Chin Hwee, President & CEO of SATS, said: "We are honoured and glad to be working with QAS and Qatar Airways in this collaboration, and look forward to playing our part in supporting the growth and expansion of Doha International Airport. Qatar Airways' commitment to offering high quality services to its passengers is well known, and SATS is pleased to be able to offer its support to its friends at one of the world's fastest growing airlines. SATS will station several senior personnel with the required expertise and experience in Doha, and also provide additional support from Singapore."

Mr Ng added: "SATS is excited to be expanding into the Middle East market for the first time, and also pleased that this comes so soon after our announcement of our inflight catering collaboration in Pakistan. We will continue to look for further opportunities to grow overseas."

The collaboration agreement has no material financial impact on SATS in terms of earnings per share or net tangible assets per share.

- end -

About Qatar Airways and Qatar Aviation Services Company (QAS)

Qatar Airways, the national carrier of the State of Qatar, is one of the fastest growing airlines in the world, operating flights from the capital, Doha, to 69 destinations across Europe, the Middle East, Africa, Indian subcontinent and the Far East.

The airline is one of only four airlines in the world ranked Five Star for excellence and service by Skytrax, the independent aviation industry monitoring agency.

Qatar Airways operates an all-Airbus fleet of 44 modern aircraft. It is one of the launch customers of the A380 'super jumbos' with two firm orders scheduled for delivery in 2009.

Qatar Aviation Services (QAS) is part of the Qatar Airways group of companies. It is the provider of ground handling services at Doha International Airport in Qatar.

For more information on Qatar Airways, please visit *www.qatarairways.com*

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 25 airports (including Singapore) in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit *www.sats.com.sg*

For further information, please contact:

Qatar Airways

Salam Al Shawa (Ms)
Senior Manager Marketing & Communications
Tel: +974 - 4496956,
Fax: +974 - 4620132
Email: qrmedia@qatarairways.com.qa

SATS

Mah Tze Chiang (Mr)
Singapore Airport Terminal Services Limited (SATS)
Tel: +65 - 6541 8150
Fax: +65 - 6541 8154
Mobile: +65 - 9047 7400
Email: tzechiang_mah@singaporeair.com.sg

Announcements

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	15-Feb-2006 17:26:05
Announcement No.	00056

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for January 2006
Description	Attached is the operating data for January 2006.
Attachments:	SATS-OperatingData-Jan2006.pdf Total size = **75K** (2048K size limit recommended)

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This is the SATS operating data for January 2006.

	January 2006	January 2005	% change
Unit Services Handled ('000)	7.01	6.71	4.5
Flights Handled ('000)	7.19	6.70	7.3
Cargo/Mail Processed ('000 tonnes)	117.42	112.06	4.8
Passengers Handled ('M)	2.36	2.09	12.8
Unit Meals Produced ('M)	1.65	1.62	1.8
Gross Meals Produced ('M)	2.10	2.08	1.0

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices grew in January 2006 compared to the same period last year.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

Announcements

Third Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	02-Feb-2006 17:33:09
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended * 31-12-2005

Attachments:

NewsRelease_3QFY2005_06.pdf

SGX_3QFY0506.pdf

Total size = **379K**
(2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

No. 03/06 2 February 2006

GROUP PROFIT UP 4.7%
ON IMPROVED OVERSEAS CONTRIBUTION

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$'m)	3rd Quarter FY2005-06 (Oct – Dec 05)	Year-on-Year change (%)	Year to date FY2005-06 (Apr-Dec 05)	Year-on-Year change (%)
• Operating revenue	233.7	- 8.1	708.1	- 4.1
• Operating profit	48.0	- 2.4	156.5	+ 2.2
• Share of profits of associated companies	16.9	+ 7.6	46.9	+ 17.3
• Profit before tax	66.9	+ 2.6	206.5	+ 24.4
• Profit attributable to shareholders	51.2	+ 4.7	158.0	+ 24.2
• Earnings per share (cents) - basic	4.9	+ 2.1	15.2	+ 21.6

Note: The SATS Group's unaudited financial results for the third quarter and nine months ending 31 December 2005 were announced on 2 February 2006. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

Third Quarter FY2005-06

Business volume went up in the third quarter. However, operating revenue, at $233.7 million, was 8.1% lower than the same period last year due largely to lower rates.

Operating expenditure was $185.7 million or 9.4% lower than the same period last year. The decrease in operating expenditure was achieved primarily because of better cost management.

Operating profit at $48.0 million was marginally lower by 2.4% than the same period last year.

Profit contribution from our associated companies was $16.9 million, an increase of $1.2 million or 7.6% over the same period last year. Associated companies contributed 25.3% of our Group profit before tax, an improvement of 1.2% points over the same period last year.

Profit before tax at $66.9 million showed a modest $1.7 million or 2.6% improvement over last year. Profit attributable to shareholders had an increase of $2.3 million or 4.7% to $51.2 million.

Year to Date (Apr-Dec 05) FY2005-06

Operating revenue in the 9 months ending 31 December 2005 declined $30.1 million or 4.1%, to $708.1 million compared to the same period last year.

Operating expenditure decreased $33.5 million or 5.7%, to $551.6 million.

As a result, operating profit was $156.5 million, an increase of 2.2% over the same period last year. After taking into account the one-time cost of the restructuring of S$28.8 million in FY2004-05, profit before tax was 24.4% higher at $206.5 million.

Profit contribution from our associated companies reached $46.9 million, an increase of $6.9 million or 17.3% over the same period last year. Associated companies contributed 22.7% of our Group profit before tax and exceptional item, an improvement of 2.2% points over the same period last year.

Profit attributable to shareholders increased 24.2% to $158.0 million.

GROUP FINANCIAL POSITION (as at 31 December 2005)

Total equity of the Group stood at $1,169.9 million, an increase of $106.1 million or 10.0% compared to that of 31 March 2005. The increase was from profits derived from the 9 months ended 31 December 2005 and increase in share capital from the exercise of share options. The annualised return on equity was 18.9% or 4.2 percentage points higher than FY2004-05.

Net asset value per share for the Group was $1.12 as at 31 December 2005, an increase of 8.6 cents or 8.3% compared to 31 March 2005.

The Group's total assets increased by $87.3 million or 5.5% to $1,680.4 million.

The debt equity ratio was 0.21 as at 31 December 2005, compared to 0.23 as at 31 March 2005.

GROUP OPERATING PERFORMANCE

Operating data improved this financial year for both 3rd Quarter and Year-to-Date compared to the corresponding periods last financial year:

	3rd Quarter FY2005-06 (Oct–Dec 2005)	3rd Quarter FY2004-05 (Oct–Dec 2004)	% change	
Passengers handled ('M)	7.16	6.78	+	5.7
Meals produced ('M)	6.18	6.27	-	1.4
Flights handled ('000)	21.29	19.48	+	9.3
Cargo/mail processed ('000 tonnes)	397.17	373.19	+	6.4

	Year-to-date FY2005-06 (Apr-Dec 2005)	Year-to-date FY2004-05 (Apr-Dec 2004)	% change	
Passengers handled ('M)	20.47	19.12	+	7.0
Meals produced ('M)	18.19	17.74	+	2.5
Flights handled ('000)	63.11	56.33	+	12.0
Cargo/mail processed ('000 tonnes)	1,120.22	1,087.09	+	3.0

OUTLOOK

The local business environment has become more competitive and revenues and margins will continue to be under pressure.

The company will concentrate on providing quality services at competitive prices and continue to manage costs.

Overseas associate companies are expected to increase their contribution to the Group's profits.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 13 overseas investments covering 25 airports (including Singapore) in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The complete SATS Group's 3rd Quarter and Year-to-date FY2005-06 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

Investor and Media Contacts:

Mah Tze Chiang (Mr)
Investor Relations Manager SATS
Tel: (65) 6541-8150 (office hours)
Tel: (65) 9047-7400 (after office hours)
Fax: (65) 6541-8154
Email: tzechiang_mah@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9189-1039 (after office hours)
Fax: (65) 6339-9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	3rd Quarter FY2005-06	3rd Quarter FY2004-05 (restated)	9 Months FY2005-06	9 Months FY2004-05 (restated)
Financial Results ($ million)				
Total revenue	233.7	254.2	708.1	738.2
Total expenditure	185.7	205.0	551.6	585.1
Operating profit	48.0	49.2	156.5	153.1
Share of profits from associated companies	16.9	15.7	46.9	40.0
Profit before taxation and exceptional item	66.9	65.2	206.5	194.8
Exceptional item	-	-	-	28.8
Profit before taxation	66.9	65.2	206.5	166.0
Profit attributable to shareholders	51.2	48.9	158.0	127.2
Return on turnover (%)	22.0	19.3	22.4	17.3
Per Share Data				
Earnings after tax (cents) - basic [R1]	4.9	4.8	15.2	12.5
- diluted [R2]	4.9	4.7	15.2	12.2

Financial Position ($ million)	As at 31 Dec 2005	As at 31 Mar 2005 (restated)
Share capital	104.4	102.8
Distributable reserve		
Revenue reserve	988.4	911.5
Non-distributable reserves		
Foreign currency translation reserve	(9.2)	(7.9)
Share-based compensation reserve	8.7	7.5
Share premium	71.2	44.3
Statutory reserve	3.1	2.7
Equity attributable to shareholders	1,166.6	1,060.9
Total assets	1,680.4	1,593.1
Total debt	248.7	249.0
Total debt equity ratio (times) [R3]	0.21	0.23
Net asset value per share (cents) [R4]	111.8	103.2
Annualised return on average shareholders' funds (%) [R5]	18.9	14.7

* Certain comparative figures have been restated to conform to current year's presentation.

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by shareholders' funds.

R4 Net asset value per share is computed by dividing shareholders' funds by the number of ordinary shares in issue.

R5 Return on shareholders' fund is the profit attributable to shareholders expressed as a percentage of the average shareholders' funds.

sats

one with you

A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR THIRD QUARTER AND 9 MONTHS ENDED 31 DECEMBER 2005

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the third quarter and 9 months ended 31 December 2005 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2005-06	2004-05#	2005-06	2004-05#
REVENUE	233.7	254.2	708.1	738.2
EXPENDITURE				
Staff costs	(98.9)	(116.1)	(297.1)	(324.3)
Cost of raw materials	(20.6)	(22.8)	(59.6)	(66.8)
Licensing fees	(14.9)	(16.2)	(44.8)	(49.0)
Depreciation charges	(16.2)	(15.9)	(48.4)	(47.1)
Company accommodation and utilities	(15.1)	(13.8)	(44.5)	(41.8)
Other costs	(20.0)	(20.2)	(57.2)	(56.1)
	(185.7)	(205.0)	(551.6)	(585.1)
OPERATING PROFIT	48.0	49.2	156.5	153.1
Interest on borrowings	(1.5)	(1.5)	(4.7)	(2.3)
Interest income	2.5	0.8	6.0	2.3
Dividend from long-term investment	0.6	0.6	0.6	0.6
Amortisation of goodwill	-	-	-	(0.1)
Amortisation of deferred income	0.4	0.3	1.1	1.0
Gain on disposal of fixed assets	-	0.1	0.1	0.2
Share of profits of associated companies	16.9	15.7	46.9	40.0
PROFIT BEFORE EXCEPTIONAL ITEMS	66.9	65.2	206.5	194.8
Exceptional items*	-	-	-	(28.8)
PROFIT BEFORE TAXATION	66.9	65.2	206.5	166.0
Taxation	(15.6)	(16.2)	(48.1)	(38.6)
PROFIT FOR THE PERIOD	51.3	49.0	158.4	127.4
Attributable to:				
Shareholders of the Company	51.2	48.9	158.0	127.2
Minority Interests	0.1	0.1	0.4	0.2
	51.3	49.0	158.4	127.4
Notes :				
(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	(0.1)	(0.2)	-	0.9
Provision for doubtful debts	-	-	(0.2)	-

* Cost of restructuring exercise

\# The comparative profit and loss account for third quarter and nine months ended 31 December 2004 have been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment. Please see paragraph 4 for details.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 December 2005 (in $ million)

	THE GROUP		THE COMPANY	
	31.12.2005	31.03.2005#	31.12.2005	31.03.2005#
Share capital				
Issued and fully-paid	104.4	102.8	104.4	102.8
Distributable reserve				
Revenue reserve	988.4	911.5	531.5	589.6
Non-distributable reserves				
Share premium	71.2	44.3	71.2	44.3
Share-based compensation reserve	8.7	7.5	8.7	7.5
Statutory reserve	3.1	2.7	-	-
Foreign currency translation reserve	(9.2)	(7.9)	-	-
Equity attributable to shareholders	1,166.6	1,060.9	715.8	744.2
Minority interests	3.3	2.9	-	-
Total equity	1,169.9	1,063.8	715.8	744.2
Deferred taxation	72.9	76.4	40.0	40.4
Loan from immediate holding company	42.2	43.0	42.2	43.0
Notes Payable	200.0	200.0	200.0	200.0
Term loans	4.1	4.3	-	-
Deferred income	26.6	28.1	26.6	28.0
	1,515.7	1,415.6	1,024.6	1,055.6
Represented by:-				
Fixed assets				
Leasehold land and buildings	527.5	548.4	512.7	532.0
Progress payments	16.8	12.3	2.4	0.2
Others	150.8	174.5	1.4	2.0
	695.1	735.2	516.5	534.2
Subsidiary companies	-	-	43.3	43.3
Associated companies	340.8	324.5	270.6	272.4
Long-term investment	7.9	7.9	7.9	7.9
Goodwill on consolidation	1.4	1.4	-	-
Loan to third party	42.2	43.0	42.2	43.0
Current assets				
Trade debtors	59.8	53.8	0.9	1.1
Other debtors	7.4	16.5	4.4	12.7
Related companies	303.4	204.5	252.1	159.9
Associated companies	0.8	1.1	0.8	1.1
Stocks	14.0	10.9	0.3	0.3
Short-term non-equity investments	77.5	37.8	77.5	37.8
Bank fixed deposits	108.4	139.3	107.6	138.8
Cash and bank balances	21.7	17.2	11.3	9.1
	593.0	481.1	454.9	360.8
Less: **Current liabilities**				
Term loans	0.8	0.9	-	-
Bank overdraft - secured	1.6	0.8	-	-
Trade creditors	96.5	110.6	19.8	16.2
Other creditors	6.8	8.9	2.2	4.5
Related companies	-	-	275.2	170.6
Provision for taxation	59.0	56.3	13.6	14.7
	164.7	177.5	310.8	206.0
Net current assets	428.3	303.6	144.1	154.8
	1,515.7	1,415.6	1,024.6	1,055.6

The comparative balance sheets for 31 March 2005 have been restated to take into account the retrospective adjustments relating to FRS102 – Share-based Payment, FRS 103 – Business Combinations, FRS 36 – Impairment of Assets, FRS 38 – Intangible Assets and FRS 21 – The Effects of Changes in Foreign Exchange Rates. Please see paragraph 4 for details.

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.12.2005		As at 31.03.2005	
Secured *	Unsecured	Secured *	Unsecured
1.9	0.5	1.0	0.7

Amount repayable after one year

As at 31.12.2005		As at 31.03.2005	
Secured *	Unsecured	Secured *	Unsecured
2.8	243.5	2.7	244.6

Details of any collateral

* Secured by a first legal mortgage over the building located at 22 Senoko Way Singapore 758044, which is occupied by subsidiary, M/s Country Foods Pte Ltd.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASH FLOW STATEMENTS
for the third quarter and 9 months ended 31 December 2005 (in $ million)

	THE GROUP			
	3rd Quarter		9 Months	
	2005-06	2004-05#	2005-06	2004-05#
Cash flows from operating activities				
Profit before taxation	66.9	65.2	206.5	166.0
Adjustments for:				
Interest income	(2.5)	(0.8)	(6.0)	(2.3)
Interest on borrowings	1.5	1.5	4.7	2.3
Dividend from long-term investment	(0.6)	(0.6)	(0.6)	(0.6)
Depreciation of fixed assets	16.2	15.9	48.4	47.1
Effects of exchange rate changes	0.1	1.0	-	0.8
Gain on disposal of fixed assets	-	(0.1)	(0.1)	(0.2)
Share of profits of associated companies	(16.9)	(15.7)	(46.9)	(40.0)
Amortisation of goodwill	-	-	-	0.1
Share-based payment expense	1.8	1.8	5.4	4.2
Amortisation of deferred income	(0.4)	(0.3)	(1.1)	(1.0)
Operating profit before working capital changes	66.1	67.9	210.3	176.4
Decrease in debtors	2.2	8.6	6.0	0.7
Increase in stocks	(0.7)	(1.5)	(3.1)	(3.2)
(Increase)/decrease in amounts owing by related companies	(0.9)	11.4	2.7	16.1
Increase/(decrease) in creditors	4.8	(25.8)	(16.5)	12.4
(Increase)/decrease in amounts due from associated companies	(0.4)	0.2	(0.3)	0.5
Cash generated from operations	71.1	60.8	199.1	202.9
Interest paid to third parties	(0.1)	(0.1)	(3.2)	(0.3)
Tax paid	(13.5)	(12.7)	(37.3)	(33.4)
Net cash provided by operating activities	57.5	48.0	158.6	169.2
Cash flows from investing activities				
Purchase of fixed assets	(2.0)	(1.9)	(9.6)	(9.8)
Return of capital from associated company	-	-	3.3	-
Investments in associated companies	-	-	(1.5)	(175.1)
Repayment of loan from associated company	-	0.1	-	0.3
Dividends from associated companies	3.6	4.7	15.4	13.0
Dividends from long-term investment	0.6	0.6	0.6	0.6
Proceeds from disposal of fixed assets	0.1	0.2	0.3	0.4
Interest received from deposits	2.0	1.2	5.0	3.0
(Increase)/decrease in short-term non-equity investments	(7.1)	(4.8)	(39.7)	49.8
Net cash used in investing activities	(2.8)	0.1	(26.2)	(117.8)
Cash flows from financing activities				
Proceeds of notes issued during the year	-	-	-	200.0
(Repayment of)/proceeds from term loan	(0.2)	(0.3)	(0.3)	1.7
Proceeds from exercise of share options	1.8	3.2	24.2	35.0
Dividends paid	(33.4)	(24.6)	(83.1)	(367.2)
Deferred income	-	-	-	0.1
Bank charges on sale and lease back arrangement	-	-	(0.4)	(0.5)
Net cash used in financing activities	(31.8)	(21.7)	(59.6)	(130.9)
Net increase/(decrease) in cash and cash equivalents	22.9	26.4	72.8	(79.5)
Effects of exchange rate changes	(0.1)	(1.0)	-	(0.8)
Cash and cash equivalents at beginning of the period	324.4	197.9	274.4	303.6
Cash and cash equivalents at end of the period	347.2	223.3	347.2	223.3

The comparative cash flow statement for third quarter and nine months ended 31 December 2004 have been restated to take into account the retrospective adjustments relating to FRS102 – Share-based Payment. Please see paragraph 4 for details.

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the third quarter ended 31 December 2005 (in $ million)

	Attributable to Shareholders of the Company								
THE GROUP	Share Capital	Share Premium	Revenue Reserve	Share-based Compen-sation Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
Balance at 30 September 2005, as previously stated	104.2	67.2	971.5	9.3	3.1	2.7	1,158.0	3.2	1,161.2
Adoption of FRS 21 **	-	-	-	-	-	(6.8)	(6.8)	-	(6.8)
Adjustment of intangible assets (FRS 103) ***	-	-	(0.9)		-	-	(0.9)	-	(0.9)
Balance at 30 September 2005, as re-stated	104.2	67.2	970.6	9.3	3.1	(4.1)	1,150.3	3.2	1,153.5
Share-based payment	-	-	-	1.8	-	-	1.8	-	1.8
Share options exercised	0.2	4.0	-	(2.4)	-	-	1.8	-	1.8
Foreign currency translation adjustment #	-	-	-	-	-	(5.1)	(5.1)	-	(5.1)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	-	-	-	(5.1)	(5.1)	-	(5.1)
Profit for the period October-December 2005	-	-	51.2	-	-	-	51.2	0.1	51.3
Dividends, net	-	-	(33.4)	-	-	-	(33.4)	-	(33.4)
Balance at 31 December 2005	104.4	71.2	988.4	8.7	3.1	(9.2)	1,166.6	3.3	1,169.9

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

** The effect of adopting FRS 21 on the balance as at 31 March 2005. Please see paragraph 4 for details.

*** The effect of adopting FRS 103 on the balance as at 31 March 2005 due to finalization of intangible assets value. Please see paragraph 4 for details.

Include the current period effect (9 months) due to the adoption of FRS 21.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the third quarter ended 31 December 2005 (in $ million)

THE GROUP	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
	Attributable to Shareholders of the Company								
Balance at 30 September 2004	102.4	38.7	847.2	3.9	2.6	1.0	995.8	2.6	998.4
Share-based payment	-	-	-	1.8	-	-	1.8	-	1.8
Share options exercised	0.2	3.0	-	-	-	-	3.2	-	3.2
Foreign currency translation adjustment	-	-	-	-	-	(2.5)	(2.5)	-	(2.5)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	-	-	-	(2.5)	(2.5)	-	(2.5)
Profit for the period October-December 2004	-	-	48.9	-	-	-	48.9	0.1	49.0
Dividends, net	-	-	(24.6)	-	-	-	(24.6)	-	(24.6)
Balance at 31 December 2004	102.6	41.7	871.5	5.7	2.6	(1.5)	1,022.6	2.7	1,025.3

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

THE COMPANY	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Total Equity
Balance at 30 September 2005	104.2	67.2	557.9	9.3	738.6
Share-based payment	-	-	-	1.8	1.8
Share options exercised	0.2	4.0	-	(2.4)	1.8
Profit for the period October-December 2005	-	-	7.0	-	7.0
Dividends, net	-	-	(33.4)	-	(33.4)
Balance at 31 December 2005	104.4	71.2	531.5	8.7	715.8
Balance at 30 September 2004	102.4	38.7	447.4	3.9	592.4
Share-based payment	-	-	-	1.8	1.8
Share options exercised	0.2	3.0	-	-	3.2
Profit for the period October-December 2004	-	-	158.4	-	158.4
Dividends, net	-	-	(24.6)	-	(24.6)
Balance at 31 December 2004	102.6	41.7	581.2	5.7	731.2

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$104,256,668 as at 30 September 2005 to S$104,364,023 as at 31 December 2005. The increase was due to new ordinary shares of S$0.10 each of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) As at 31 December 2005, options to subscribe for a total of 62,409,650 Shares were outstanding under the Plan. As at 31 December 2004, options to subscribe for a total of 64,714,250 Shares were outstanding under the Plan.

(iv) The movement of options to subscribe for Shares granted under the Plan during the period October to December 2005 is as follows:

Date of Grant	Balance at 01.10.2005	Lapsed	Exercised	Balance at 31.12.2005	Exercise price	Expiry date
28.3.2000	17,097,100	(42,200)	(2,600)	17,052,300	S$2.20	27.3.2010
3.7.2000	5,287,150	(24,000)	(240,150)	5,023,000	S$1.80	2.7.2010
2.7.2001	1,558,150	(2,600)	(96,550)	1,459,000	S$1.24	1.7.2011
1.7.2002	3,611,450	(3,900)	(198,700)	3,408,850	S$1.60	30.6.2012
1.7.2003	4,105,600	2,600 *	(531,200)	3,577,000	S$1.47	30.6.2013
1.7.2004	16,117,350	(28,200)	(4,350)	16,084,800	S$2.09	30.6.2014
1.7.2005	15,832,000	(27,300)	-	15,804,700	S$2.27	30.6.2015
	63,608,800	(125,600)	(1,073,550)	62,409,650		

* Re-instatement of shares

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2005 except for the adoption of all the new and revised Financial Reporting Standards (FRS) that became effective for the Group for the financial year beginning 1 April 2005.

The adoption of these new and revised FRSs did not have any significant financial impact to the Group except as discussed below:

FRS 39 : Financial Instruments: Recognition and Measurement

FRS 39 sets out the new requirement for the recognition, derecognition and measurement of the Group's financial instruments. The adoption of FRS 39 has resulted in the Group recognizing available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for FY2004-05 are not restated. Instead, the changes have been accounted for by restating the following opening balances in the balance sheet as at 1 April 2005.

	Increased by $ million
Revenue reserve	2.4
Deferred tax	0.5
Trade debtors	2.9

FRS 102: Share-based Payment

FRS 102 requires the Group to recognize an expense in the profit and loss account with a corresponding increase in equity for share options granted after 22 November 2002 and not vested by 1 April 2005. The total amount to be recognized as an expense in the profit and loss account is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the profit and loss account and a corresponding adjustment to equity over the remaining vesting period.

The application of FRS 102 is retrospective and accordingly, the comparative financial statements are restated and the financial impact on the Group is as follows:

	Increased/(Decreased) by $ million
Profit for the period April-December 2004	(4.1)
Profit for the period April-December 2005	(5.4)
Revenue reserve as at 31 March 2004	(1.6)
Revenue reserve as at 31 March 2005	(7.5)
Share-based compensation reserve as at 31 March 2004	1.6
Share-based compensation reserve as at 31 March 2005	7.5

	Decreased by Cents
Basic earnings per share for 9 months FY2004-05	(0.4)
Basic earnings per share for 9 months FY2005-06	(0.5)
Diluted earnings per share for 9 months FY2004-05	(0.4)
Diluted earnings per share for 9 months Y2005-06	(0.6)

FRS 103: Business Combination; FRS 36: Impairment of Assets; FRS 38: Intangible Assets; and FRS 21: The Effects of Changes in Foreign Exchange Rates

The new accounting standard FRS 103: Business Combinations has resulted in consequential amendments to two other accounting standards, FRS 36: Impairment of Assets and FRS 38: Intangible Assets.

Under FRS 103, goodwill acquired in a business combination is no longer subject to amortization to the profit and loss account. Instead, it is subject to impairment review annually or whenever there is an indication that the goodwill is impaired as required by the revised FRS 36. Any impairment loss is charged to the profit and loss account and subsequent reversal is not allowed.

The Group adopted FRS 103 with effect from 1 April 2005, including the provisions related to the limited retrospective application of this standard. Accordingly, the revenue reserve as at 31 March 2005 has been restated to reflect a decrease of $0.4 million.

Under FRS 21, goodwill and intangible assets that arose on the acquisition of foreign entities are to be translated at the exchange rates ruling at the balance sheet date. The resulting differences are taken to foreign currency translation reserve. FRS 21 has been applied retrospectively. Consequently, the foreign currency translation reserve as at 31 March 2005 has been reduced by $6.8 million. For the 9 months ended 31 December 2005, the difference in exchange rates has resulted in $1.8 million reduction in foreign currency translation reserve. The Group change its accounting policy to adopt FRS 21 with effect from 1 April 2005.

Previously, goodwill was amortised using the straight-line method over a period of between ten and twenty years. No goodwill amortisation was recorded for the first 9 months of FY2005-06 (first 9 months of FY2004-05: $4.0 million). The intangible amortisation recorded in the first 9 months of FY2005-06 was $5.7 million.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	3rd Quarter		9 Months	
	2005-06	2004-05#	2005-06	2004-05#
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	4.9	4.8	15.2	12.5
(ii) Diluted **	4.9	4.7	15.2	12.2

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

\# Restated

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.12.2005	**As at 31.03.2005#**	**As at 31.12.2005**	**As at 31.03.2005#**
Net asset value per ordinary share (cents)	111.8	103.2	68.6	72.4

Restated

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for third quarter ended 31 December 2005

Operating Profit and Net Profit

The Group's operating profit for third quarter ended 31 December 2005 was $48.0 million, a decrease of $1.2 million or 2.4% compared to $49.2 million in the same period last year. The Group's profit attributable to shareholders increased 4.7% to $51.2 million.

Balance Sheet

Total equity for the Group increased from $1,063.8 million as at 31 March 2005 to $1,169.9 million as at 31 December 2005. The increase was mainly from the $158.4 million profits and $24.2 million share options exercised for the nine months ended 31 December 2005. The increase was partially offset by a dividend payment of $49.7 million and $33.4 million on 3 August 2005 and 25 November 2005 respectively.

Cash Flow

The Group has a cash balance of $347.2 million as at 31 December 2005, an increase of $123.9 million compared to a year ago from profits made during the period and proceeds from the share options.

8(a)(ii) Detailed financial analysis for third quarter ended 31 December 2005

Operating Revenue

The segmental revenue and its composition are summarised below:

	3rd Quarter				
	2005-06		2004-05		
	$Million	%	$Million	%	% Change
Inflight catering	99.3	42.5	109.7	43.2	- 9.4
Ground handling	110.1	47.1	115.9	45.6	- 5.0
Security Services	13.5	5.8	17.9	7.0	- 24.6
Others #	10.8	4.6	10.7	4.2	+ 0.9
Total	233.7	100.0	254.2	100.0	- 8.1

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for third quarter in the current financial year was $233.7 million, a decrease of 8.1% compared to $254.2 million in the same period last year because of pressure on rates in the current competitive environment.

Revenue from inflight catering decreased 9.4% from $109.7 million to $99.3 million because of the loss of Emirates Airlines from February 2005 and pressure on rates.

Revenue from ground handling, decreased 5.0% from $115.9 million to $110.1 million due primarily to rate pressures.

Revenue from aviation security services decreased 24.6% from $17.9 million to $13.5 million because of the cessation of anti-sabotage check services and pre-board screening contract.

Revenue from other services increased by a marginal 0.9% to $10.8 million.

Operating Expenditure

Total operating expenditure for the Group decreased $19.3 million or 9.4% to $185.7 million in the third quarter ended 31 December 2005 mainly because of lower staff costs.

Staff costs decreased $17.2 million or 14.8% to $98.9 million mainly due to a one-time payout of $5.7 million in the same period last year due to the renewal of Collective Agreement and lower provision for profit-sharing bonus in current year.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies increased 7.6% from $15.7 million to $16.9 million in the third quarter ended 31 December 2005. This represents 25.3% of the Group's profit before tax, a 1.2 percentage point improvement over the same period last year.

8(b)(i) Financial highlights for 9 months ended 31 December 2005

Operating Profit and Net Profit

The Group's operating profit for nine months ended 31 December 2005 was $156.5 million, an increase of $3.4 million or 2.2% compared to $153.1 million in the same period last year.

The Group's profit attributable to the shareholders increased 24.2% to $158.0 million, mainly because of the $28.8 million restructuring cost incurred in the second quarter of FY2004-05. Without the restructuring cost, the increase in the Group's profit attributable to shareholders would have been $7.8 million or 5.2%.

8(b)(ii) Detailed financial analysis for 9 months ended 31 December 2005

Operating Revenue

The segmental revenue and its composition are summarised below:

	9 Months				
	2005-06		2004-05		
	$Million	%	$Million	%	% Change
Inflight catering	300.5	42.4	321.1	43.5	- 6.4
Ground handling	328.7	46.4	330.6	44.8	- 0.6
Security Services	46.9	6.6	55.6	7.5	- 15.6
Others #	32.0	4.6	30.9	4.2	+ 3.6
Total	708.1	100.0	738.2	100.0	- 4.1

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the period April to December 2005 was $708.1 million, a decrease of 4.1% compared to $738.2 million in the same period last year because of pressure on rates in the current competitive environment.

Operating Expenditure

Total operating expenditure for the Group decreased $33.5 million or 5.7% to $551.6 million for the period April to December 2005 compared to $585.1 million in the same period last year mainly because of lower staff costs.

Staff costs decreased $27.2 million or 8.4% to $297.1 million mainly due to recurring savings achieved from the restructuring exercise last year, a one-time payout of $5.7 million in the same period last year due to the renewal of the Collective Agreement and lower provision for profit-sharing bonus in current year.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2005-06

The local business environment has become more competitive and revenues and margins will continue to be under pressure.

The company will concentrate on providing quality services at competitive prices and continue to manage costs.

Overseas associate companies are expected to increase their contribution to the Group's profits.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date Payable

Not applicable.

(d) Books Closure Date

Not applicable.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the third quarter ended 31 December 2005 and the third quarter of the immediately preceding financial year FY2004-05 are listed below:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the financial periods below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000) 3rd Quarter 2005-06 $'000	2004-05 $'000
Asia Airfreight Terminal Co Ltd	1,630	-
Singapore Airlines Limited	-	81,900
Singapore Airlines Cargo Pte Ltd	-	40,000
Republic Advertising Consultants (a division of SNP Corporation Limited)	-	675
Total	1,630	122,575

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during the 3rd quarter of FY2005-06 and 3rd quarter of FY2004-05.

BY ORDER OF THE BOARD
Annabelle Yip Wai Ping
Company Secretary
2 February 2006
Singapore

Singapore Company Registration No: 197201770G

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Annabelle Yip
Designation *	Company Secretary
Date & Time of Broadcast	01-Feb-2006 18:00:23
Announcement No.	00074

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - Collaboration Agreement with Pakistan International Airlines (PIA)
Description	
Attachments:	SATS-PressRelease-CollaborationWithPIA.pdf Total size = **74K** (2048K size limit recommended)

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PIA AND SATS SIGN BROAD-BASED COLLABORATION AGREEMENT

Karachi, *1 February 2006* – Pakistan International Airlines Corporation (PIA) and Singapore Airport Terminal Services Limited (SATS) today entered into a broad-based collaboration agreement.

The collaboration will be undertaken in two phases. In the first phase, SATS will provide technical services to PIA, including management of its Karachi flight kitchen, implement improved methods of meal preparation, presentation and production management, invest in upgrading of PIA's Karachi flight kitchen and inflight catering equipment, and establish quality management systems and improve processes. SATS will also assist PIA to improve the culinary quality and variety (including ethnic and gourmet cuisine) of PIA's inflight meals, and with menu development.

The parties intend in the second phase to enter into an inflight catering joint venture, through Aviserv Ltd, an associated company of SATS, to undertake the provision of inflight catering services at Karachi, Islamabad, Lahore and other airports within Pakistan. The joint venture company's business will be managed by SATS. The entry into the joint venture will be subject to, *inter alia*, all the necessary approvals.

Chairman & CEO of PIA, Mr Tariq Kirmani said, "The decision to enter into this collaboration with SATS has been taken with the objective of implementing international standards and system solutions in order to improve meal quality on board PIA flights. This is another step forward in PIA's aggressive strategy to improve product standards. SATS was selected after the completion by PIA of a comprehensive and transparent tender process and evaluation exercise, in which other reputable international inflight caterers also competed. We expect that this collaboration with SATS will bring about a visible improvement in the quality of our inflight meals and further enhance PIA's image as a dynamic airline capable of successfully competing in the international aviation industry."

President & CEO of SATS, Mr Ng Chin Hwee elaborated, "We are proud and happy to be associated with PIA in this collaboration, and look forward to leveraging on our expertise and extensive track record to contribute to PIA's recently announced 5-year business plan involving the expansion of its network and acquisition of several new aircraft including Boeing's 777-200LR (longer range) for which PIA is the launch customer. SATS will station several key senior personnel, including an Executive Chef, with the required expertise and experience in Karachi, besides providing additional support from Singapore. This collaboration agreement also represents a further extension of the SATS footprint in the South Asia market."

Mr Ng added, "SATS hopes to cooperate closely with PIA in the future, not only in inflight catering but also in other areas."

The collaboration agreement has no material financial impact on SATS in terms of earnings per share or net tangible assets per share.

- end -

About Pakistan International Airlines Corporation (PIA)

Pakistan International Airlines, the national flag carrier of Pakistan, was established in 1954, with its first service with the Super Constellation in June 1954 on the route linking Karachi and Dhaka. In February 1955, the airline flew its first international service, between Karachi and London via Cairo.

Today, PIA's network comprises of 67 destinations, including 44 international cities in 4 continents and 23 domestic points, serving 6.0 million passengers annually. PIA has a fleet of 39 aircrafts with latest additions of Boeing 777 family. PIA has recently acquired IOSA certification in addition to the EASA-145.

The incumbent Chairman & CEO, Mr Tariq Kirmani, joined PIA with effect from April 19, 2005.

For more information on PIA, please visit *www.piac.com.pk*

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 25 airports (including Singapore) in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit *www.sats.com.sg*

For further information, please contact:

PIA
Capt. Hassan Jaffery
General Manager
Public Affairs & Communication
Tel: (92-21) 4674109
Fax: (92-21) 4575969
Mobile: 0300-9266428
Email: khisrpk@piac.com.pk

SATS
Mah Tze Chiang
Singapore Airport Terminal Services Limited (SATS)
Tel: (65) 6541 8150
Fax: (65) 6541 8154
Mobile: (65) 9047 7400
Email: tzechiang_mah@singaporeair.com.sg

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Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	ANNABELLE YIP
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	18-Jan-2006 17:26:17
Announcement No.	00038

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for December 2005
Description	
Attachments:	SATS-OperatingData-Dec2005.pdf Total size = **77K** (2048K size limit recommended)

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sats
one with you

This is the SATS operating data for December 2005 and 9-months FY2005-06.

	December 2005	December 2004	% change
Unit Services Handled ('000)	7.05	6.76	+ 4.2
Flights Handled ('000)	7.17	6.56	+ 9.3
Cargo/Mail Processed ('000 tonnes)	133.03	123.16	+ 8.0
Passengers Handled ('M)	2.55	2.42	+ 5.7
Unit Meals Produced ('M)	1.71	1.71	+ 0.3
Gross Meals Produced ('M)	2.16	2.20	- 1.8

	9M FY2005-06	9M FY2004-05	% change
Unit Services Handled ('000)	62.57	58.60	+ 6.8
Flights Handled ('000)	63.11	56.33	+ 12.0
Cargo/Mail Processed ('000 tonnes)	1,120.22	1,087.09	+ 3.0
Passengers Handled ('M)	20.47	19.12	+ 7.0
Unit Meals Produced ('M)	14.49	13.95	+ 3.9
Gross Meals Produced ('M)	18.19	17.74	+ 2.5

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
29 MAR 2006	Lodgment of Return of Allotment of Share – 10,400 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 7,800 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 13,000 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 14,200 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 22,000 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 19,400 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 38,200 shares
29 MAR 2006	Lodgment of Return of Allotment of Share – 10,400 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 7,800 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 7,800 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 28,800 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 22,000 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 8,400 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 5,200 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 5,800 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 18,200 shares

21 MAR 2006	Lodgment of Return of Allotment of Share – 5,800 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 5,200 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
21 MAR 2006	Lodgment of Return of Allotment of Share – 11,000 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 10,000 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 5,800 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 23,400 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 25,600 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 17,800 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 18,800 shares
10 MAR 2006	Lodgment of Return of Allotment of Share – 57,800 shares
08 MAR 2006	Lodgment of Return of Allotment of Share – 2,600 shares
08 MAR 2006	Lodgment of Return of Allotment of Share – 5,200 shares
08 MAR 2006	Lodgment of Return of Allotment of Share – 7,800 shares
08 MAR 2006	Lodgment of Return of Allotment of Share – 7,800 shares
08 MAR 2006	Lodgment of Return of Allotment of Share – 22,100 shares

03 MAR 2006	Lodgment of Return of Allotment of Share – 23,600 shares
03 MAR 2006	Lodgment of Return of Allotment of Share – 15,200 shares
03 MAR 2006	Lodgment of Return of Allotment of Share – 16,200 shares
03 MAR 2006	Lodgment of Return of Allotment of Share – 58,400 shares
02 MAR 2006	Lodgment of Return of Allotment of Share – 5,200 shares
02 MAR 2006	Lodgment of Return of Allotment of Share – 12,050 shares
02 MAR 2006	Lodgment of Return of Allotment of Share – 10,400 shares
02 MAR 2006	Lodgment of Return of Allotment of Share – 31,200 shares
01 MAR 2006	Lodgment of Return of Allotment of Share – 10,400 shares
01 MAR 2006	Lodgment of Return of Allotment of Share – 5,200 shares
01 MAR 2006	Lodgment of Return of Allotment of Share – 15,600 shares
01 MAR 2006	Lodgment of Return of Allotment of Share – 119,600 shares

(397) (5)

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001660515A

Date/Time : 29/03/2006 11:17

Transaction No : C060129086

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

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Registration No. : **197201770G**

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

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- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

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Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	27/03/2006		

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Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045894475**	**0**	**0**
Amount of Issued Share Capital :	**107565959**	**0**	**0**
Amount of Paid-up Share Capital :	**107565959**	**0**	**0**

(397)(4)

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GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001660506A

Date/Time : 29/03/2006 11:14

Transaction No : C060129080

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Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	27/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045884075**	**0**	**0**
Amount of Issued Share Capital :	**107550671**	**0**	**0**
Amount of Paid-up Share Capital :	**107550671**	**0**	**0**

(397)(3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001660479A

Date/Time : 29/03/2006 11:09

Transaction No : C060129056

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	27/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045876275**	**0**	**0**
Amount of Issued Share Capital :	**107538191**	**0**	**0**
Amount of Paid-up Share Capital :	**107538191**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001660466A

Date/Time : 29/03/2006 11:06

Transaction No : C060129044

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	27/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045873675**	**0**	**0**
Amount of Issued Share Capital :	**107534967**	**0**	**0**
Amount of Paid-up Share Capital :	**107534967**	**0**	**0**

(397)(1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001660457A

Date/Time : 29/03/2006 11:02

Transaction No : C060129037

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	27/03/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045860675**	**0**	**0**
Amount of Issued Share Capital :	**107511567**	**0**	**0**
Amount of Paid-up Share Capital :	**107511567**	**0**	**0**

(396) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001660335A	Date/Time : 29/03/2006 10:25
Transaction No	: C060128895	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

Date of Allotment: 21/03/2006

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045846475**	**0**	**0**
Amount of Issued Share Capital :	**107480327**	**0**	**0**
Amount of Paid-up Share Capital :	**107480327**	**0**	**0**

(I 96) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001660319A

Date/Time : 29/03/2006 10:20

Transaction No : C060128874

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	21/03/2006		

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045824475**	**0**	**0**
Amount of Issued Share Capital :	**107447987**	**0**	**0**
Amount of Paid-up Share Capital :	**107447987**	**0**	**0**

(396) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001660303A

Date/Time : 29/03/2006 10:16

Transaction No : C060128860

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	21/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045805075**	**0**	**0**
Amount of Issued Share Capital :	**107416947**	**0**	**0**
Amount of Paid-up Share Capital :	**107416947**	**0**	**0**

(596)(2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 29/03/2006 10:10

Receipt No	: ACR0000001660276A
Transaction No	: C060128838
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) *and capacity(ies) or* designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	38200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	21/03/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045802475**	**0**	**0**
Amount of Issued Share Capital :	**107413723**	**0**	**0**
Amount of Paid-up Share Capital :	**107413723**	**0**	**0**

(396) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 29/03/2006 10:07

Receipt No	: ACR0000001660262A
Transaction No	: C060128826
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	21/03/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045764275**	**0**	**0**
Amount of Issued Share Capital :	**107344963**	**0**	**0**
Amount of Paid-up Share Capital :	**107344963**	**0**	**0**

(395) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001649173A

Date/Time : 21/03/2006 12:27

Transaction No : C060116297

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

Date of Allotment: 13/03/2006

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045753875**	**0**	**0**
Amount of Issued Share Capital :	**107322083**	**0**	**0**
Amount of Paid-up Share Capital :	**107322083**	**0**	**0**

(533) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001649086A

Date/Time : 21/03/2006 11:58

Transaction No : C060116198

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	13/03/2006		

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045746075**	**0**	**0**
Amount of Issued Share Capital :	**107310617**	**0**	**0**
Amount of Paid-up Share Capital :	**107310617**	**0**	**0**

(395) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001649077A

Date/Time : 21/03/2006 11:55

Transaction No : C060116186

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

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LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	13/03/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045738275**	**0**	**0**
Amount of Issued Share Capital :	**107298137**	**0**	**0**
Amount of Paid-up Share Capital :	**107298137**	**0**	**0**

(395) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001649061A Date/Time : 21/03/2006 11:51

Transaction No : C060116166

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	13/03/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045709475**	**0**	**0**
Amount of Issued Share Capital :	**107246297**	**0**	**0**
Amount of Paid-up Share Capital :	**107246297**	**0**	**0**

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045709475**	**0**	**0**
Amount of Issued Share Capital :	**107246297**	**0**	**0**
Amount of Paid-up Share Capital :	**107246297**	**0**	**0**

(394) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648837A

Date/Time : 21/03/2006 10:58

Transaction No : C060115964

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	09/03/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045687475**	**0**	**0**
Amount of Issued Share Capital :	**107197897**	**0**	**0**
Amount of Paid-up Share Capital :	**107197897**	**0**	**0**

(3941) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648819A

Date/Time : 21/03/2006 10:54

Transaction No : C060115948

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	09/03/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045679075**	**0**	**0**
Amount of Issued Share Capital :	**107185549**	**0**	**0**
Amount of Paid-up Share Capital :	**107185549**	**0**	**0**

(394)(3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648807A

Date/Time : 21/03/2006 10:51

Transaction No : C060115940

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	09/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045673875**	**0**	**0**
Amount of Issued Share Capital :	**107177229**	**0**	**0**
Amount of Paid-up Share Capital :	**107177229**	**0**	**0**

(394) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648794A

Date/Time : 21/03/2006 10:48

Transaction No : C060115927

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	09/03/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045668075**	**0**	**0**
Amount of Issued Share Capital :	**107170037**	**0**	**0**
Amount of Paid-up Share Capital :	**107170037**	**0**	**0**

(394) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 21/03/2006 10:43

Receipt No	: ACR0000001648775A
Transaction No	: C060115908
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045649875**	**0**	**0**
Amount of Issued Share Capital :	**107137277**	**0**	**0**
Amount of Paid-up Share Capital :	**107137277**	**0**	**0**

(393) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648668A

Date/Time : 21/03/2006 10:05

Transaction No : C060115788

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	08/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045644075**	**0**	**0**
Amount of Issued Share Capital :	**107124517**	**0**	**0**
Amount of Paid-up Share Capital :	**107124517**	**0**	**0**

(393) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648654A

Date/Time : 21/03/2006 10:02

Transaction No : C060115777

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	08/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045638875**	**0**	**0**
Amount of Issued Share Capital :	**107116873**	**0**	**0**
Amount of Paid-up Share Capital :	**107116873**	**0**	**0**

(393)(3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648639A

Date/Time : 21/03/2006 09:59

Transaction No : C060115760

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	08/03/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045636275**	**0**	**0**
Amount of Issued Share Capital :	**107112713**	**0**	**0**
Amount of Paid-up Share Capital :	**107112713**	**0**	**0**

(S13) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648626A

Date/Time : 21/03/2006 09:55

Transaction No : C060115754

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	08/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045633675**	**0**	**0**
Amount of Issued Share Capital :	**107109489**	**0**	**0**
Amount of Paid-up Share Capital :	**107109489**	**0**	**0**

(393)

bizFILE

①

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001648541A

Date/Time : 21/03/2006 09:17

Transaction No : C060115656

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045631075**	**0**	**0**
Amount of Issued Share Capital :	**107104809**	**0**	**0**
Amount of Paid-up Share Capital :	**107104809**	**0**	**0**

(392) (6)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001637464A

Date/Time : 10/03/2006 15:55

Transaction No : C060103376

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	07/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045620075**	**0**	**0**
Amount of Issued Share Capital :	**107080609**	**0**	**0**
Amount of Paid-up Share Capital :	**107080609**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001637453A

Date/Time : 10/03/2006 15:50

Transaction No : C060103363

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	07/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045610075**	**0**	**0**
Amount of Issued Share Capital :	**107065909**	**0**	**0**
Amount of Paid-up Share Capital :	**107065909**	**0**	**0**

(512) (2

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 10/03/2006 10:43

Receipt No	: ACR0000001636707A
Transaction No	: C060102500
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution | **Share payable in cash** | For a consideration other than cash | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	07/03/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045607475**	**0**	**0**
Amount of Issued Share Capital :	**107061749**	**0**	**0**
Amount of Paid-up Share Capital :	**107061749**	**0**	**0**

(392) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001636696A

Date/Time : 10/03/2006 10:40

Transaction No : C060102487

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	07/03/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045601675**	**0**	**0**
Amount of Issued Share Capital :	**107051309**	**0**	**0**
Amount of Paid-up Share Capital :	**107051309**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001636571A

Date/Time : 10/03/2006 09:46

Transaction No : C060102355

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	03/03/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045578275**	**0**	**0**
Amount of Issued Share Capital :	**106999829**	**0**	**0**
Amount of Paid-up Share Capital :	**106999829**	**0**	**0**

(391) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 10/03/2006 09:42

Receipt No	: ACR0000001636558A
Transaction No	: C060102341
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/03/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045552675**	**0**	**0**
Amount of Issued Share Capital :	**106962197**	**0**	**0**
Amount of Paid-up Share Capital :	**106962197**	**0**	**0**

(391) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 10/03/2006 09:39

Receipt No	: ACR0000001636549A
Transaction No	: C060102330
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	03/03/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045534875**	**0**	**0**
Amount of Issued Share Capital :	**106933717**	**0**	**0**
Amount of Paid-up Share Capital :	**106933717**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001636542A

Date/Time : 10/03/2006 09:35

Transaction No : C060102323

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045532275**	**0**	**0**
Amount of Issued Share Capital :	**106930493**	**0**	**0**
Amount of Paid-up Share Capital :	**106930493**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 10/03/2006 09:30

Receipt No	: ACR0000001636532A
Transaction No	: C060102310
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	57800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	03/03/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045513475**	**0**	**0**
Amount of Issued Share Capital :	**106896653**	**0**	**0**
Amount of Paid-up Share Capital :	**106896653**	**0**	**0**

(390) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 08/03/2006 10:01

Receipt No	: ACR0000001633283A
Transaction No	: C060098862
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	01/03/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045455675**	**0**	**0**
Amount of Issued Share Capital :	**106769493**	**0**	**0**
Amount of Paid-up Share Capital :	**106769493**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001633260A

Date/Time : 08/03/2006 09:56

Transaction No : C060098842

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	01/03/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045453075**	**0**	**0**
Amount of Issued Share Capital :	**106765671**	**0**	**0**
Amount of Paid-up Share Capital :	**106765671**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001633249A

Transaction No : C060098833

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 08/03/2006 09:52

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	01/03/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045447875**	**0**	**0**
Amount of Issued Share Capital :	**106757351**	**0**	**0**
Amount of Paid-up Share Capital :	**106757351**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001633242A
Transaction No	: C060098822
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 08/03/2006 09:48

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	01/03/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045440075**	**0**	**0**
Amount of Issued Share Capital :	**106747679**	**0**	**0**
Amount of Paid-up Share Capital :	**106747679**	**0**	**0**

(390) (V)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001633232A

Date/Time : 08/03/2006 09:43

Transaction No : C060098812

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	01/03/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045432275**	**0**	**0**
Amount of Issued Share Capital :	**106733639**	**0**	**0**
Amount of Paid-up Share Capital :	**106733639**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001628192A

Date/Time : 03/03/2006 10:38

Transaction No : C060093353

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price(S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	27/02/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045410175**	**0**	**0**
Amount of Issued Share Capital :	**106685019**	**0**	**0**
Amount of Paid-up Share Capital :	**106685019**	**0**	**0**

(3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001628182A

Transaction No : C060093344

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 03/03/2006 10:35

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	27/02/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045386575**	**0**	**0**
Amount of Issued Share Capital :	**106650327**	**0**	**0**
Amount of Paid-up Share Capital :	**106650327**	**0**	**0**

(389) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001628167A

Date/Time : 03/03/2006 10:31

Transaction No : C060093327

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	27/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045371375**	**0**	**0**
Amount of Issued Share Capital :	**106626007**	**0**	**0**
Amount of Paid-up Share Capital :	**106626007**	**0**	**0**

(389) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 03/03/2006 10:28

Receipt No	: ACR0000001628158A
Transaction No	: C060093321
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	58400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	27/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045355175**	**0**	**0**
Amount of Issued Share Capital :	**106596847**	**0**	**0**
Amount of Paid-up Share Capital :	**106596847**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 02/03/2006 11:22

Receipt No	: ACR0000001626619A
Transaction No	: C060091786
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	24/02/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045296775**	**0**	**0**
Amount of Issued Share Capital :	**106468367**	**0**	**0**
Amount of Paid-up Share Capital :	**106468367**	**0**	**0**

(388) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 02/03/2006 11:18

Receipt No	: ACR0000001626611A
Transaction No	: C060091770
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12050		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	24/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045291575**	**0**	**0**
Amount of Issued Share Capital :	**106460723**	**0**	**0**
Amount of Paid-up Share Capital :	**106460723**	**0**	**0**

(388) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 02/03/2006 11:09

Receipt No	: ACR0000001626572A
Transaction No	: C060091738
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, *please enter name(s)* and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	24/02/2006		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045279525**	**0**	**0**
Amount of Issued Share Capital :	**106441443**	**0**	**0**
Amount of Paid-up Share Capital :	**106441443**	**0**	**0**

(388) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001626555A

Date/Time : 02/03/2006 11:04

Transaction No : C060091720

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	24/02/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045269125**	**0**	**0**
Amount of Issued Share Capital :	**106422723**	**0**	**0**
Amount of Paid-up Share Capital :	**106422723**	**0**	**0**

(387) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001625466A

Date/Time : 01/03/2006 15:13

Transaction No : C060090564

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/02/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045237925**	**0**	**0**
Amount of Issued Share Capital :	**106354083**	**0**	**0**
Amount of Paid-up Share Capital :	**106354083**	**0**	**0**

(387) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001625446A

Date/Time : 01/03/2006 15:09

Transaction No : C060090546

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/02/2006		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045227525**	**0**	**0**
Amount of Issued Share Capital :	**106338795**	**0**	**0**
Amount of Paid-up Share Capital :	**106338795**	**0**	**0**

(387) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001625405A

Date/Time : 01/03/2006 14:58

Transaction No : C060090498

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045222325**	**0**	**0**
Amount of Issued Share Capital :	**106330475**	**0**	**0**
Amount of Paid-up Share Capital :	**106330475**	**0**	**0**

(387) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001625389A

Date/Time : 01/03/2006 14:55

Transaction No : C060090484

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	119600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/02/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045206725**	**0**	**0**
Amount of Issued Share Capital :	**106302395**	**0**	**0**
Amount of Paid-up Share Capital :	**106302395**	**0**	**0**

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
28 FEB 2006	Lodgment of Return of Allotment of Share – 14,900 shares
28 FEB 2006	Lodgment of Return of Allotment of Share – 2,900 shares
28 FEB 2006	Lodgment of Return of Allotment of Share – 100 shares
28 FEB 2006	Lodgment of Return of Allotment of Share – 5,200 shares
28 FEB 2006	Lodgment of Return of Allotment of Share – 64,800 shares
24 FEB 2006	Lodgment of Return of Allotment of Share – 3,900 shares
24 FEB 2006	Lodgment of Return of Allotment of Share – 21,400 shares
24 FEB 2006	Lodgment of Return of Allotment of Share – 24,200 shares
24 FEB 2006	Lodgment of Return of Allotment of Share – 6,000 shares
24 FEB 2006	Lodgment of Return of Allotment of Share – 19,000 shares
24 FEB 2006	Lodgment of Return of Allotment of Share – 42,400 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 31,400 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 20,400 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 2,800 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 28,600 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 91,500 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 17,000 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 16,100 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 2,800 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 34,900 shares
23 FEB 2006	Lodgment of Return of Allotment of Share – 76,200 shares

21 FEB 2006	Lodgment of Return of Allotment of Share – 31,800 shares
21 FEB 2006	Lodgment of Return of Allotment of Share – 13,000 shares
21 FEB 2006	Lodgment of Return of Allotment of Share – 15,600 shares
16 FEB 2006	Lodgment of Return of Allotment of Share – 3,150 shares
16 FEB 2006	Lodgment of Return of Allotment of Share – 5,750 shares
16 FEB 2006	Lodgment of Return of Allotment of Share – 8,350 shares
16 FEB 2006	Lodgment of Return of Allotment of Share – 3,150 shares
16 FEB 2006	Lodgment of Return of Allotment of Share – 1,300 shares
16 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
15 FEB 2006	Lodgment of Return of Allotment of Share – 4,800 shares
15 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
15 FEB 2006	Lodgment of Return of Allotment of Share – 10,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 28,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 13,000 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 5,900 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 13,000 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 3,200 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 4,800 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 2,600 shares

13 FEB 2006	Lodgment of Return of Allotment of Share – 4,800 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 4,800 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 7,400 shares
13 FEB 2006	Lodgment of Return of Allotment of Share – 4,800 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 5,200 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 3,900 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 3,900 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 21,350 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 34,350 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 13,550 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 38,050 shares
10 FEB 2006	Lodgment of Return of Allotment of Share – 28,600 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 7,800 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 3,900 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 6,500 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 4,350 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 11,800 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 1,400 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 13,100 shares
24JAN 2006	Lodgment of Return of Allotment of Share – 34,400 shares
19 JAN 2006	Lodgment of Return of Allotment of Share – 18,800 shares
19 JAN 2006	Lodgment of Return of Allotment of Share – 14,200 shares
19 JAN 2006	Lodgment of Return of Allotment of Share – 5,200 shares

19 JAN 2006	Lodgment of Return of Allotment of Share – 13,000 shares
19 JAN 2006	Lodgment of Return of Allotment of Share – 11,000 shares
18 JAN 2006	Lodgment of Return of Allotment of Share – 9,800 shares
18 JAN 2006	Lodgment of Return of Allotment of Share – 5,800 shares
18 JAN 2006	Lodgment of Return of Allotment of Share – 92,200 shares
18 JAN 2006	Lodgment of Return of Allotment of Share – 31,800 shares
18 JAN 2006	Lodgment of Return of Allotment of Share – 10,400 shares
18 JAN 2006	Lodgment of Return of Allotment of Share – 35,000 shares
18 JAN 2006	Lodgment of Return of Allotment of Share – 15,600 shares
16 JAN 2006	Lodgment of Return of Allotment of Share – 4,850 shares
16 JAN 2006	Lodgment of Return of Allotment of Share – 56,750 shares
16 JAN 2006	Lodgment of Return of Allotment of Share – 26,250 shares
16 JAN 2006	Lodgment of Return of Allotment of Share – 15,600 shares
16 JAN 2006	Lodgment of Return of Allotment of Share – 45,700 shares
16 JAN 2006	Lodgment of Return of Allotment of Share – 29,900 shares
12 JAN 2006	Lodgment of Return of Allotment of Share – 3,200 shares
12 JAN 2006	Lodgment of Return of Allotment of Share – 8,000 shares
12 JAN 2006	Lodgment of Return of Allotment of Share – 8,400 shares
12 JAN 2006	Lodgment of Return of Allotment of Share – 5,200 shares
06 JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
06 JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares

(386) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001623438A

Date/Time : 28/02/2006 15:21

Transaction No : C060088272

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 30.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045087125**	**0**	**0**
Amount of Issued Share Capital :	**106039275**	**0**	**0**
Amount of Paid-up Share Capital :	**106039275**	**0**	**0**

386 (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001623421A

Date/Time : 28/02/2006 15:17

Transaction No : C060088254

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/02/2006		

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045072225**	**0**	**0**
Amount of Issued Share Capital :	**106017372**	**0**	**0**
Amount of Paid-up Share Capital :	**106017372**	**0**	**0**

(386) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001623407A

Date/Time : 28/02/2006 15:14

Transaction No : C060088239

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/02/2006		

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045069325**	**0**	**0**
Amount of Issued Share Capital :	**106012732**	**0**	**0**
Amount of Paid-up Share Capital :	**106012732**	**0**	**0**

(386) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001623388A

Transaction No : C060088213

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 28/02/2006 15:10

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/02/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045069225**	**0**	**0**
Amount of Issued Share Capital :	**106012608**	**0**	**0**
Amount of Paid-up Share Capital :	**106012608**	**0**	**0**

(386) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001623335A

Date/Time : 28/02/2006 14:56

Transaction No : C060088156

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	64800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1045064025**	**0**	**0**
Amount of Issued Share Capital :	**106003248**	**0**	**0**
Amount of Paid-up Share Capital :	**106003248**	**0**	**0**

(385)

bizFILE (6)

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001619051A

Date/Time : 24/02/2006 11:50

Transaction No : C060083184

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	21/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044999225**	**0**	**0**
Amount of Issued Share Capital :	**105860688**	**0**	**0**
Amount of Paid-up Share Capital :	**105860688**	**0**	**0**

(385) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 24/02/2006 11:46

Receipt No	: ACR0000001619037A
Transaction No	: C060083173
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	21/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044995325**	**0**	**0**
Amount of Issued Share Capital :	**105852537**	**0**	**0**
Amount of Paid-up Share Capital :	**105852537**	**0**	**0**

(585) (F)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001619018A

Date/Time : 24/02/2006 11:39

Transaction No : C060083155

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE
- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	21/02/2006		

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biz FILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044973925**	**0**	**0**
Amount of Issued Share Capital :	**105821079**	**0**	**0**
Amount of Paid-up Share Capital :	**105821079**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001619008A

Date/Time : 24/02/2006 11:36

Transaction No : C060083144

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	21/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044949725**	**0**	**0**
Amount of Issued Share Capital :	**105782359**	**0**	**0**
Amount of Paid-up Share Capital :	**105782359**	**0**	**0**

(385) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001618995A

Date/Time : 24/02/2006 11:33

Transaction No : C060083129

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	21/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044943725**	**0**	**0**
Amount of Issued Share Capital :	**105774919**	**0**	**0**
Amount of Paid-up Share Capital :	**105774919**	**0**	**0**

(385) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001618985A

Date/Time : 24/02/2006 11:29

Transaction No : C060083120

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	21/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044924725**	**0**	**0**
Amount of Issued Share Capital :	**105740719**	**0**	**0**
Amount of Paid-up Share Capital :	**105740719**	**0**	**0**

(384) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001618013A

Date/Time : 23/02/2006 15:44

Transaction No : C060082023

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044882325**	**0**	**0**
Amount of Issued Share Capital :	**105647439**	**0**	**0**
Amount of Paid-up Share Capital :	**105647439**	**0**	**0**

(384) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001618007A

Date/Time : 23/02/2006 15:41

Transaction No : C060082010

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution : (maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/02/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044850925**	**0**	**0**
Amount of Issued Share Capital :	**105601281**	**0**	**0**
Amount of Paid-up Share Capital :	**105601281**	**0**	**0**

(384) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001617996A

Date/Time : 23/02/2006 15:37

Transaction No : C060082001

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	20/02/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044830525**	**0**	**0**
Amount of Issued Share Capital :	**105568641**	**0**	**0**
Amount of Paid-up Share Capital :	**105568641**	**0**	**0**

(380) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001617982A

Date/Time : 23/02/2006 15:33

Transaction No : C060081980

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	20/02/2006		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044827725**	**0**	**0**
Amount of Issued Share Capital :	**105565169**	**0**	**0**
Amount of Paid-up Share Capital :	**105565169**	**0**	**0**

(384) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001617972A	Date/Time : 23/02/2006 15:30
Transaction No	: C060081967	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	91500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/02/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044799125**	**0**	**0**
Amount of Issued Share Capital :	**105513689**	**0**	**0**
Amount of Paid-up Share Capital :	**105513689**	**0**	**0**

(3831) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001617135A

Date/Time : 23/02/2006 10:11

Transaction No : C060081102

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price(S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	17/02/2006		

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044707625**	**0**	**0**
Amount of Issued Share Capital :	**105312389**	**0**	**0**
Amount of Paid-up Share Capital :	**105312389**	**0**	**0**

(383) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001617130A

Date/Time : 23/02/2006 10:08

Transaction No : C060081099

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	17/02/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044690625**	**0**	**0**
Amount of Issued Share Capital :	**105287399**	**0**	**0**
Amount of Paid-up Share Capital :	**105287399**	**0**	**0**

(583) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001617122A

Date/Time : 23/02/2006 10:05

Transaction No : C060081090

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

Date of Allotment: 17/02/2006

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044674525**	**0**	**0**
Amount of Issued Share Capital :	**105261639**	**0**	**0**
Amount of Paid-up Share Capital :	**105261639**	**0**	**0**

(383) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001617114A
Transaction No	: C060081080
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 23/02/2006 10:02

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	17/02/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044671725**	**0**	**0**
Amount of Issued Share Capital :	**105258167**	**0**	**0**
Amount of Paid-up Share Capital :	**105258167**	**0**	**0**

(383) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001617102A

Date/Time : 23/02/2006 09:58

Transaction No : C060081068

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	76200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	17/02/2006		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044636825**	**0**	**0**
Amount of Issued Share Capital :	**105195347**	**0**	**0**
Amount of Paid-up Share Capital :	**105195347**	**0**	**0**

(383)(3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 21/02/2006 11:37

Receipt No : ACR0000001614420A

Transaction No : C060078050

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044560625**	**0**	**0**
Amount of Issued Share Capital :	**105027707**	**0**	**0**
Amount of Paid-up Share Capital :	**105027707**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001614399A
Transaction No	: C060078022
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 21/02/2006 11:29

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044528825**	**0**	**0**
Amount of Issued Share Capital :	**104980961**	**0**	**0**
Amount of Paid-up Share Capital :	**104980961**	**0**	**0**

(382)(1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001614390A

Date/Time : 21/02/2006 11:25

Transaction No : C060078014

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044515825**	**0**	**0**
Amount of Issued Share Capital :	**104960161**	**0**	**0**
Amount of Paid-up Share Capital :	**104960161**	**0**	**0**

(381) (6)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001609690A

Date/Time : 16/02/2006 11:56

Transaction No : C060072805

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044500225**	**0**	**0**
Amount of Issued Share Capital :	**104932081**	**0**	**0**
Amount of Paid-up Share Capital :	**104932081**	**0**	**0**

\381) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 16/02/2006 11:52

Receipt No	: ACR0000001609679A
Transaction No	: C060072791
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044497075**	**0**	**0**
Amount of Issued Share Capital :	**104925497.50**	**0**	**0**
Amount of Paid-up Share Capital :	**104925497.50**	**0**	**0**

(381) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001609673A

Date/Time : 16/02/2006 11:47

Transaction No : C060072782

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8350		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044491325**	**0**	**0**
Amount of Issued Share Capital :	**104917045**	**0**	**0**
Amount of Paid-up Share Capital :	**104917045**	**0**	**0**

(381) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001609662A

Date/Time : 16/02/2006 11:44

Transaction No : C060072772

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044482975**	**0**	**0**
Amount of Issued Share Capital :	**104903685**	**0**	**0**
Amount of Paid-up Share Capital :	**104903685**	**0**	**0**

(381) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001609645A

Date/Time : 16/02/2006 11:36

Transaction No : C060072752

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044479825**	**0**	**0**
Amount of Issued Share Capital :	**104899779**	**0**	**0**
Amount of Paid-up Share Capital :	**104899779**	**0**	**0**

(381) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001609635A

Date/Time : 16/02/2006 11:33

Transaction No : C060072741

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044478525**	**0**	**0**
Amount of Issued Share Capital :	**104897439**	**0**	**0**
Amount of Paid-up Share Capital :	**104897439**	**0**	**0**

(380) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 15/02/2006 15:45

Receipt No	: ACR0000001608635A
Transaction No	: C060071661
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044475925**	**0**	**0**
Amount of Issued Share Capital :	**104891719**	**0**	**0**
Amount of Paid-up Share Capital :	**104891719**	**0**	**0**

(380) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001607973A

Date/Time : 15/02/2006 11:21

Transaction No : C060070975

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044471125**	**0**	**0**
Amount of Issued Share Capital :	**104881687**	**0**	**0**
Amount of Paid-up Share Capital :	**104881687**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001607949A

Date/Time : 15/02/2006 11:17

Transaction No : C060070956

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

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Return of Allotment of Shares

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Resolution	**Share payable in cash**	**For a consideration other than cash**	**Share Capital/Allotees' Particulars**	**Shareholders list after the allotment**	**Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044468525**	**0**	**0**
Amount of Issued Share Capital :	**104877007**	**0**	**0**
Amount of Paid-up Share Capital :	**104877007**	**0**	**0**

(379) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001605224A

Date/Time : 13/02/2006 14:47

Transaction No : C060067930

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

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Return of Allotment of Shares

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Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044457925**	**0**	**0**
Amount of Issued Share Capital :	**104853687**	**0**	**0**
Amount of Paid-up Share Capital :	**104853687**	**0**	**0**

(379) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001605212A

Date/Time : 13/02/2006 14:43

Transaction No : C060067915

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044429325**	**0**	**0**
Amount of Issued Share Capital :	**104811645**	**0**	**0**
Amount of Paid-up Share Capital :	**104811645**	**0**	**0**

(379) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001605195A

Date/Time : 13/02/2006 14:40

Transaction No : C060067900

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044416325**	**0**	**0**
Amount of Issued Share Capital :	**104790845**	**0**	**0**
Amount of Paid-up Share Capital :	**104790845**	**0**	**0**

(379) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001605184A

Date/Time : 13/02/2006 14:36

Transaction No : C060067887

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044410425**	**0**	**0**
Amount of Issued Share Capital :	**104783529**	**0**	**0**
Amount of Paid-up Share Capital :	**104783529**	**0**	**0**

(379) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001605172A

Date/Time : 13/02/2006 14:33

Transaction No : C060067874

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044397425**	**0**	**0**
Amount of Issued Share Capital :	**104760129**	**0**	**0**
Amount of Paid-up Share Capital :	**104760129**	**0**	**0**

(378) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604712A

Date/Time : 13/02/2006 10:52

Transaction No : C060067393

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044394825**	**0**	**0**
Amount of Issued Share Capital :	**104754409**	**0**	**0**
Amount of Paid-up Share Capital :	**104754409**	**0**	**0**

(378) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001604702A	Date/Time : 13/02/2006 10:49
Transaction No	: C060067383	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044392225**	**0**	**0**
Amount of Issued Share Capital :	**104750249**	**0**	**0**
Amount of Paid-up Share Capital :	**104750249**	**0**	**0**

(378) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001604690A	Date/Time : 13/02/2006 10:45
Transaction No	: C060067369	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044389025**	**0**	**0**
Amount of Issued Share Capital :	**104744489**	**0**	**0**
Amount of Paid-up Share Capital :	**104744489**	**0**	**0**

(377)(2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604678A

Date/Time : 13/02/2006 10:41

Transaction No : C060067354

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044384225**	**0**	**0**
Amount of Issued Share Capital :	**104733929**	**0**	**0**
Amount of Paid-up Share Capital :	**104733929**	**0**	**0**

(377)

bizFILE ①

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604527A

Date/Time : 13/02/2006 09:44

Transaction No : C060067204

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044381625**	**0**	**0**
Amount of Issued Share Capital :	**104729769**	**0**	**0**
Amount of Paid-up Share Capital :	**104729769**	**0**	**0**

(376) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604516A

Date/Time : 13/02/2006 09:40

Transaction No : C060067197

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044379025**	**0**	**0**
Amount of Issued Share Capital :	**104725089**	**0**	**0**
Amount of Paid-up Share Capital :	**104725089**	**0**	**0**

(376) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604508A

Date/Time : 13/02/2006 09:36

Transaction No : C060067186

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

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Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044376425**	**0**	**0**
Amount of Issued Share Capital :	**104720929**	**0**	**0**
Amount of Paid-up Share Capital :	**104720929**	**0**	**0**

(376) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604503A

Date/Time : 13/02/2006 09:33

Transaction No : C060067179

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044373825**	**0**	**0**
Amount of Issued Share Capital :	**104717705**	**0**	**0**
Amount of Paid-up Share Capital :	**104717705**	**0**	**0**

(375) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604467A

Date/Time : 13/02/2006 09:01

Transaction No : C060067140

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, *please enter name(s)* and capacity(ies) or designation of person(s) who signed the resolution or the *minutes incorporating* the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044371225**	**0**	**0**
Amount of Issued Share Capital :	**104713025**	**0**	**0**
Amount of Paid-up Share Capital :	**104713025**	**0**	**0**

375 (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604461A

Date/Time : 13/02/2006 08:58

Transaction No : C060067138

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044366425**	**0**	**0**
Amount of Issued Share Capital :	**104705345**	**0**	**0**
Amount of Paid-up Share Capital :	**104705345**	**0**	**0**

(375) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604453A

Date/Time : 13/02/2006 08:54

Transaction No : C060067135

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044361625**	**0**	**0**
Amount of Issued Share Capital :	**104699393**	**0**	**0**
Amount of Paid-up Share Capital :	**104699393**	**0**	**0**

(375) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001604450A

Date/Time : 13/02/2006 08:51

Transaction No : C060067131

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filenameyyyyMMddmmsstt**
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044354225**	**0**	**0**
Amount of Issued Share Capital :	**104686073**	**0**	**0**
Amount of Paid-up Share Capital :	**104686073**	**0**	**0**

(374) 3

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001603203A

Date/Time : 10/02/2006 12:08

Transaction No : C060065499

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 30.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044349425**	**0**	**0**
Amount of Issued Share Capital :	**104675513**	**0**	**0**
Amount of Paid-up Share Capital :	**104675513**	**0**	**0**

(3701) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001603181A	Date/Time : 10/02/2006 12:03
Transaction No	: C060065479	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044344225**	**0**	**0**
Amount of Issued Share Capital :	**104667869**	**0**	**0**
Amount of Paid-up Share Capital :	**104667869**	**0**	**0**

(374) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001603154A

Date/Time : 10/02/2006 11:54

Transaction No : C060065455

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044340325**	**0**	**0**
Amount of Issued Share Capital :	**104661629**	**0**	**0**
Amount of Paid-up Share Capital :	**104661629**	**0**	**0**

(373)

bizFILE

(5)

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001602870A

Date/Time : 10/02/2006 10:31

Transaction No : C060065160

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21350		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044336425**	**0**	**0**
Amount of Issued Share Capital :	**104654609**	**0**	**0**
Amount of Paid-up Share Capital :	**104654609**	**0**	**0**

(373) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001602856A

Date/Time : 10/02/2006 10:27

Transaction No : C060065145

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34350		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044315075**	**0**	**0**
Amount of Issued Share Capital :	**104623224.50**	**0**	**0**
Amount of Paid-up Share Capital :	**104623224.50**	**0**	**0**

(373) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001602841A

Date/Time : 10/02/2006 10:23

Transaction No : C060065122

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13550		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044280725**	**0**	**0**
Amount of Issued Share Capital :	**104568264.50**	**0**	**0**
Amount of Paid-up Share Capital :	**104568264.50**	**0**	**0**

(373) (2)

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001602748A	Date/Time : 10/02/2006 09:54
Transaction No	: C060065014	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	38050		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044267175**	**0**	**0**
Amount of Issued Share Capital :	**104551462.50**	**0**	**0**
Amount of Paid-up Share Capital :	**104551462.50**	**0**	**0**

(373) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001602735A	Date/Time : 10/02/2006 09:50
Transaction No	: C060065004	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please select accordingly :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE
- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1044229125**	**0**	**0**
Amount of Issued Share Capital :	**104482972.50**	**0**	**0**
Amount of Paid-up Share Capital :	**104482972.50**	**0**	**0**

(372) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001581780A

Date/Time : 24/01/2006 15:23

Transaction No : C060037740

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104420052.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104420052.50**	**0.00**	**0.00**

(372) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001581744A

Date/Time : 24/01/2006 15:18

Transaction No : C060037703

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104419272.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104419272.50**	**0.00**	**0.00**

(372) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 24/01/2006 15:13

Receipt No	: ACR0000001581716A
Transaction No	: C060037675
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/01/2006 (dd/mm/yyyy)

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104418882.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104418882.50**	**0.00**	**0.00**

(3721) (2)

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Receipt No. :	ACR0000001580937A
Date and Time :	24/01/2006 11:41:13
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C060036791	10.00	0.00
Total			**10.00**	**0.00**

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C06003679l

(372) (2)

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Return of Allotment of Shares

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 6500

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104418622.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104418622.50**	**0.00**	**0.00**

372 (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001580845A

Date/Time : 24/01/2006 11:15

Transaction No : C060036693

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 19/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104417972.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104417972.50**	**0.00**	**0.00**

(371) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001580596A

Date/Time : 24/01/2006 10:26

Transaction No : C060036415

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4350		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.99		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 4350

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/01/2006 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104417712.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104417712.50**	**0.00**	**0.00**

(371) (4)

GST No. :M9-0008879-T

RECEIPT

Date/Time : 24/01/2006 10:21

Receipt No	: ACR0000001580566A
Transaction No	: C060036386
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, *if applicable* :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 11800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104417277.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104417277.50**	**0.00**	**0.00**

(371) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 24/01/2006 10:15

Receipt No : ACR0000001580538A
Transaction No : C060036358
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 1400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104416097.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104416097.50**	**0.00**	**0.00**

(371) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001580504A

Date/Time : 24/01/2006 10:08

Transaction No : C060036323

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13100		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/01/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104415957.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104415957.50**	**0.00**	**0.00**

(371) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001580481A

Date/Time : 24/01/2006 10:02

Transaction No : C060036302

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 34400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/01/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104414647.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104414647.50**	**0.00**	**0.00**

(370) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001574168A

Date/Time : 19/01/2006 15:40

Transaction No : C060028756

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the Allotment** | **Summary of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 18800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104411207.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104411207.50**	**0.00**	**0.00**

(370) (P)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001574147A

Date/Time : 19/01/2006 15:35

Transaction No : C060028733

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 14200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2006 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104409327.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104409327.50**	**0.00**	**0.00**

(370) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001574113A

Date/Time : 19/01/2006 15:29

Transaction No : C060028699

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of *other corporate* representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No. :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104407907.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104407907.50**	**0.00**	**0.00**

(370) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001574062A

Date/Time : 19/01/2006 15:20

Transaction No : C060028653

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104407387.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104407387.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 19/01/2006 15:12

Receipt No	: ACR0000001574047A
Transaction No	: C060028629
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

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(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 11000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104406087.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104406087.50**	**0.00**	**0.00**

(5697) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001571146A

Date/Time : 18/01/2006 10:56

Transaction No : C060025288

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 9800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104404987.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104404987.50**	**0.00**	**0.00**

(369) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 18/01/2006 10:46

Receipt No	: ACR0000001571102A
Transaction No	: C060025244
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- S1852301I / HONG HAI @ HUANG HAI
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO
- S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/01/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104404007.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104404007.50**	**0.00**	**0.00**

(368) (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001571072A

Date/Time : 18/01/2006 10:40

Transaction No : C060025221

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	92200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 92200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104403427.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104403427.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001571001A

Date/Time : 18/01/2006 10:22

Transaction No : C060025141

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, *if applicable* :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M | Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 31800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104394207.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104394207.50**	**0.00**	**0.00**

(308) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001570928A

Date/Time : 18/01/2006 10:05

Transaction No : C060025073

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M | Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/01/2006 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104391027.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104391027.50**	**0.00**	**0.00**

(366) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001570861A

Date/Time : 18/01/2006 09:47

Transaction No : C060025001

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	35000
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	12/01/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104389987.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104389987.50**	**0.00**	**0.00**

3(8) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001570847A

Date/Time : 18/01/2006 09:42

Transaction No : C060024985

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

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Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

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Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104386487.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104386487.50**	**0.00**	**0.00**

(367)(6)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001567084A

Date/Time : 16/01/2006 10:51

Transaction No : C060020670

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4850		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.99		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 4850

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104384927.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104384927.50**	**0.00**	**0.00**

(367) (5)

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Receipt Enquiry

This is a comprehensive listing of receipts available for all transactions.

Receipt No. :	ACR0000001566949A
Date and Time :	16/01/2006 10:06:44
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C060020517	10.00	0.00
Total			**10.00**	**0.00**

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

(•) company is listed on the securities exchange
( ) company is an unlisted public company
( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	56750		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 56750

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/01/2006 (dd/mm/yyyy)

Save Reset Back

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104384442.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104384442.50**	**0.00**	**0.00**

(367) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 16/01/2006 10:01

Receipt No	: ACR0000001566941A
Transaction No	: C060020506
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26250		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 26250

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

16-01-06 10:00 AM

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104378767.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104378767.50**	**0.00**	**0.00**

(567) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001566932A

Date/Time : 16/01/2006 09:57

Transaction No : C060020497

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	15600
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	11/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104376142.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104376142.50**	**0.00**	**0.00**

367 2

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001566919A

Date/Time : 16/01/2006 09:52

Transaction No : C060020482

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse..

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	45700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 45700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/01/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104374582.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104374582.50**	**0.00**	**0.00**

RECEIPT

GST No. :M9-0008879-T

Date/Time : 16/01/2006 09:48

Receipt No	: ACR0000001566904A
Transaction No	: C060020471
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	29900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 29900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 11/01/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104370012.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104370012.50**	**0.00**	**0.00**

(366) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001562848A

Date/Time : 12/01/2006 11:47

Transaction No : C060015645

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104367022.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104367022.50**	**0.00**	**0.00**

(366)
①

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001562818A

Date/Time : 12/01/2006 11:40

Transaction No : C060015612

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group *and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if* share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent *allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 06/01/2006 (dd/mm/yyyy)

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104366702.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104366702.50**	**0.00**	**0.00**

(365)(2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 12/01/2006 10:49

Receipt No	: ACR0000001562654A
Transaction No	: C060015398
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent *allottees in box (b) and leave blank for rest of the items.*

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 8400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/01/2006 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104365902.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104365902.50**	**0.00**	**0.00**

(365) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001562643A

Date/Time : 12/01/2006 10:45

Transaction No : C060015385

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104365062.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104365062.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001556996A

Date/Time : 06/01/2006 15:28

Transaction No : C060008972

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	2600
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	04/01/2006 (dd/mm/yyyy)

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104364542.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104364542.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001556974A

Date/Time : 06/01/2006 15:24

Transaction No : C060008949

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, *if applicable* :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 04/01/2006 (dd/mm/yyyy)

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LOCAL COMPANY TRANSACTIONS

bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104364282.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104364282.50**	**0.00**	**0.00**